Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 25 - 2011

September 19, 2011
FOR IMMEDIATE RELEASE

Two New High Grade Gold Zones Discovered at Marban

Aurizon Mines Ltd. (“Aurizon”) (TSX:ARZ, NYSE AMEX: AZK) is pleased to report the discovery of two new high grade mineralized gold zones at the Marban Block property, located in the Malartic gold camp, Abitibi region of Quebec.

“These are extremely encouraging results for us,” said George Paspalas, President and CEO of Aurizon. “The original premise for entering into the Marban joint venture was to test for both extensions of the current known gold mineralization in the top 300 metres, and to test for vertical extension at depth.  These results confirm that premise.”

Highlights from thirty (30) new holes at the Marban deposit are included in this release, which have resulted in the discovery of two new zones surrounding the former Marban mine.  The best results  from the new High Grade Western Zone include 906.2 grams of gold per tonne over 2.9 metres (MB-11-198) at a vertical depth of 175 metres and 5.9 grams of gold per tonne over 15.7 metres (MB-11-195) at a vertical depth of 125 metres.

The second new discovery, the Eastern Down Dip Zone, is located approximately 400 metres east of the former Marban mine shaft, and includes 6.1 grams of gold per tonne over 12.6 metres (MB-11-242) at a vertical depth of 350 metres and 179.5 grams of gold per tonne over 1.2 metres (MB-11-228) at a vertical depth of 500 metres.

“The discovery of these two new gold zones is significant as it demonstrates that there is a higher grade gold distribution around the Marban deposit in distinct zones.  The drill results obtained to date provide indication of steeper plunging axis than what was originally known of the deposit, which will add new exploration potential at depth,” said Martin Demers, P.Geo. Aurizon’s Manager of Exploration.

High Grade Western Zone

This zone corresponds to the western continuity of the Marban mine from the surface to a known depth of 200 metres.  Infill holes drilled at a variable spacing (25 to 50 metres) have highlighted a cluster of high grade gold intervals of between 5 to 900 grams of gold per tonne over drill widths of 1 to 16 metres associated with quartz veining inside sheared, ultramafic volcanics.  Two to three mineralized parallel structures dipping north by 45 degrees and within 20 to 60 metres of each other, are connected along a lateral extension of 200 metres.  The apparent plunge of the system is near vertical with an open down dip extension.

News Release – September 19, 2011 Two New High Grade Gold Zones Discovered at Marban	Page | 2

Eastern Down Dip Zone

A mineralized zone can now be established between a series of mineralized intervals localized between a depth of 300 and 600 metres, following the same down dip extension of the main shear system of the former Marban deposit, which was centered at a depth of 200 metres.  Mineralized intervals show different characteristics in terms of main host rocks (basalt vs sheared ultramafic rocks) and mineralized style (sheeted quartz-carbonate, veinlets, disseminated pyrite, brecciated quartz) and primarily follow the footwall of the shear system.

Mineralized intervals in the range of 2 to 7 grams per tonne over true thickness in the range of 10 to 12 metres have been intersected at an average spacing of 50 metres along a 300 metre lateral extension.
A down dip connection is supported on some sections down to 600 metres.  The accurate plunge axis and down dip extension remains unknown.

Drill Program

Aurizon’s initial drill program commenced on August 30, 2010 and was completed on August 9, 2011.  A total of 170 holes and eight (8) extensions of previous holes were completed on the property for a total of 50,253 metres.  139 holes have been drilled on Marban (which include 8 extensions), 21 on Norlartic which is located 1.5 km north westward and 18 on exploration drill fences situated between the two deposits.

There are results pending on 16 holes on Marban and 17 holes on exploration drill fences.

The first phase of drilling at Marban was mainly focused on drilling at 50 metre spacing within 300 metres from surface over a 1,050 metre strike length of the Marban gold mineralised system.  In the latter part of the program, the focus shifted to deeper drilling to test the down dip extension of the mineralised zones, between 300 and 500 metres vertical depth, as well as select infill drilling at 25 metre spacing.

News Release – September 19, 2011 Two New High Grade Gold Zones Discovered at Marban	Page | 3

Drill Results - Eastern Down Dip Zone

Hole	Line	Hole Length (m)	From (m)	To (m)	Length (m)	Grade (g/t)
MB-08-050[1]	2+00 E	462.0	288.4	298.0	9.6	1.17
			354.4	366.4	12.0	1.79
			382.0	408.4	26.4	0.64
			413.2	414.4	1.2	6.70
MB-08-053[1]	3+50 E	544.0	419.6	430.5	10.9	6.99
		incl	424.4	427.3	2.9	19.22
		incl	429.4	430.5	1.1	11.30
MB-08-072[1]	2+00 E	499.5	405.0	407.4	2.4	3.80
			430.2	431.4	1.2	4.70
			445.8	455.0	9.2	1.63
MB-11-193	5+00 E	642.0	441.0	442.2	1.2	4.28
			450.6	451.8	1.2	16.10
			515.4	516.6	1.2	9.84
MB-11-228	3+00 E	699.0	653.6	654.8	1.2	7.43
			669.2	670.4	1.2	179.50
MB-11-236	4+00 E	657.0	539.8	550.6	10.8	1.91
			574.4	586.0	11.6	1.12
MB-11-242	5+00 E	534.0	120.2	121.2	1.0	5.03
			407.2	408.0	0.8	7.41
			419.0	420.2	1.2	4.29
			466.6	479.2	12.6	6.06
		incl	472.0	478.0	6.0	11.20
MB-11-245	5+50 E	252.0	226.0	232.0	6.0	1.35
			244.1	252.3	8.2	2.65
		incl	251.1	252.3	1.2	10.80

¹Hole Deepening

True thickness is evaluated at 90% of core length

News Release – September 19, 2011 Two New High Grade Gold Zones Discovered at Marban	Page | 4

Drill Results - High Grade Western Zone

Hole	Line	Hole Length (m)	From (m)	To (m)	Length (m)	Grade (g/t)
MB-11-194	4+00 W	321.0	213.2	215.4	2.2	5.11
			230.2	231.4	1.2	4.93
MB-11-195	4+00 W	297.0	173.8	189.5	15.7	5.85
			211.3	212.3	1.0	26.40
MB-11-196	4+00 W	261.0	65.9	67.8	1.9	19.84
			125.5	131.4	5.9	3.94
			157.7	158.7	1.0	6.81
MB-11-197	4+00 W	222.0	73.9	76.2	2.3	3.68
MB-11-198	3+00 W	345.0	222.1	222.9	0.8	81.10
			241.6	244.5	2.9	906.23
		incl	242.7	243.7	1.0	2610.00
			254.9	257.8	2.9	3.45
MB-11-199	0+50 W	551.0	400.4	403.4	3.0	2.68
			496.5	499.5	3.0	2.20
MB-11-215	1+50 W	200.0	87.2	88.6	1.4	46.90
MB-11-216	1-75 W	152.0	69.5	71.4	1.9	7.52
MB-11-223	4+50 W	147.0	98.9	100.1	1.2	4.14
MB-11-225	5+00 W	207.0	121.6	125.1	3.5	2.32
MB-11-229	3+00 W	447.0	54.0	61.0	7.0	1.28
			232.3	233.3	1.0	9.71
MB-11-230	4+00 W	372.0	77.5	81.8	4.3	1.80
			231.4	237.3	5.9	1.54
MB-11-231	0+75 W	170.0	109.7	133.1	23.4	0.54
MB-11-235	4+50 W	141.0	72.2	77.2	5.0	2.92
		incl	76.5	77.2	0.7	8.75

Drill Results- Marban Main

Hole	Line	Hole Length (m)	From (m)	To (m)	Length (m)	Grade (g/t)
MB-08-073[1]	1+50 E	567.0	496.7	497.9	1.2	4.20
MB-11-232	0+50 E	152.0	67.2	68.4	1.2	14.05
MB-11-233	0+50 E	602.0	249.4	250.6	1.2	4.14
			253.0	254.2	1.2	19.20
MB-11-234	0+50 W	599.8	156.8	175.6	18.8	0.50
MB-11-236	4+00 E	657.0	180.6	182.0	1.4	23.55
			207.3	225.0	17.7	0.65
			282.6	283.8	1.2	4.17
			471.4	479.8	8.4	1.24

Holes MB-11-219, 220, 221 and 226 drilled south of the Marban shear system, to cross cut the ultramafic unit limiting the mineralized system, returned insignificant results.

News Release – September 19, 2011 Two New High Grade Gold Zones Discovered at Marban	Page | 5

Resource estimate

A resource estimate will be completed by the end of the year on the Marban property and will be based on new results obtained.

Aurizon Option

Aurizon can earn up to a 65% interest in the Marban Block property under the terms of an option and joint venture agreement dated July 5, 2010 between NioGold and Aurizon.  The initial 50% interest can be earned by incurring expenditures of C$20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate.  NioGold is the project operator during the initial earn-in period (see news release dated July 6, 2010).

Technical Info, QA/QC and Qualified Persons

Reported intervals are in core lengths but are anticipated to approximate true width, except where structural complexities occur, as the holes were drilled near perpendicular to the principal local structural orientation.

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes of the mineralised zones, except for holes that traversed underground workings which were completed using BQ-size core.  The core was sealed delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths vary between 0.5 to 1.5 metres.  Half core samples were bagged, sealed and delivered to ALS Chemex in Val-d’Or, Quebec, an accredited laboratory.  The remaining core is stored on site for reference.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.  A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au by the fire-assay method using a gravimetric finish.  As well, pulps grading above 0.5 g/t Au are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

The drilling program was conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), Niogold’s Exploration Manager, a qualified Person as defined by National Instrument 43-101.

This news release was prepared under the supervision of Martin Demers, P.Geo., Exploration Manager of Aurizon and a Qualified Person under National Instrument 43-101, based on information made available by Niogold and verified by personnel of Aurizon.

Additional information

The attached sketch shows the geological context of the Marban Block property, the position of the drill holes and a plan view of the Marban deposit.

News Release – September 19, 2011 Two New High Grade Gold Zones Discovered at Marban	Page | 6

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For More Information Contact:

Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: George Paspalas – 604-687-6600	1050 – 3400 De Maisonneuve Blvd West
VP Operations: Martin Bergeron – 819-874-4511	Montreal, QC H3Z 3B8
Investor Relations: jennifer.north@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Email: info@aurizon.com Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Matthew Planche: mplanche@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Telephone: 514-939-3989 Fax:514-939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Marban Block property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

News Release – September 19, 2011 Two New High Grade Gold Zones Discovered at Marban	Page | 7

AURIZON MINES LTD.
MARBAN PROJECT (QUEBEC)
Marban Zone
Follow up drilling
September 19, 2011
276000E
277000E
278000E
279000E
280000E
5338000N
5337000N
5336000N
5335000N
W
E
Surface
19.8/1.9
5.9/15.7
46.9/1.4
3.9/5.9
23.6/1.4
2.7/8.2
81.1/0.8
26.4/1.0
19.2/1.2
906.2/2.9
High Grade
Eastern Downdip Zone
5.1/6.0*
1.8/12.0
5.3/12.8*
High Grade
Western Zone
7.0/10.9
6.1/12.6
1.9/10.8
179.5/1.2
-200m
-400m
-600m
Enrichment trends
Previous hole
Hole reported 06/22/11
New hole reported
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
100m
Composite Longitudinal Section
QUEBEC
Val-d'Or
Keriens River
Marban Zone
New Hole Area
C.N. Railway
Hydro Power Line
Granodiorite
Mine Sequence
Ultramafic Units
117
200m
Surface Geology

Reference: News Release Issue No. 25 - 2011